February 28, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated January 29, 2008.  For your convenience, the Staff’s comments are included below and the Corporation’s responses are numbered accordingly.  Further thereto, the Corporation has included all relevant amendments to its Form 20-F in Amendment No. 1 to Form 20-F (hereinafter “Form 20-F/A-1”), a draft black-lined version of which is submitted herewith via EDGAR. Once the Staff has completed its review, the Corporation will file a final HTML version of the Form 20-F/A-1 on EDGAR. The Corporation’s responses are as follows:

Staff Comment No. 1

General:

We note that your EDGAR filing does not include page numbers. Please ensure that you paginate future filings.

Please note that the page numbers to the Corporation’s Form 20-F annual report for fiscal year ended January 31, 2007 (hereinafter “Form 20-F”) were inadvertently deleted when that document was converted to HTML. The Corporation will ensure that all future filings, and any amendments thereto include page numbers.

Suite 700 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.bc.ca | www.rimfireminerals.com

Staff Comment No. 2

Item 4: Information on the Corporation - Property, Plants and Equipment

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the lnternet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•

A north arrow

•

An index map showing where the property is situated in relationship to the state or province. etc., in which it was located

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Corporation’s Response to Staff Comment No. 2

Small-scale maps for each major property and geographic segment have been included under Item 4 on pages 15-68 of Form 20-F/A-1 and will be included in future filings. The Corporation’s prior attempts to create links to small-scale maps were rejected by EDGAR and therefore eliminated. However, new conversion technology will permit small-scale maps to be included in future filings.

Staff Comment No. 3

Item 7: Major Shareholders

Please revise your table of major shareholders to either include footnote “[4]" "which was referenced for 95,000 options held by Mr. Awmack. Alternatively, if the footnote reference was erroneously included, please remove the reference. Also, please consider revising the title to the first column of the table to remove reference to "Position with Corporation" as this table should contain beneficial owners regardless or their affiliation or position with the company.

However, if one of the shareholders listed in the table is affiliated with the company, disclosure of the affiliation should be made. Refer to Item 7(A) of Form 20-F.

The Corporation’s Response to Staff Comment No. 3

Please note that the Corporation has made the following revisions under Item 7 on page 72 of Form 20-F/A-1:

(1) Footnote [4] was removed since it has no relevance in the context of the table of major shareholders;

(2) the title of the table of major shareholders was changed to reflect that beneficial owners need to be identified regardless of their position with the Corporation; and

(3) Mr. Awmack is identified in the table of major shareholders as the Chairman of the Board for the Corporation.

Staff Comment No. 4

Item 11: Quantitative and Qualitative Disclosure about Market Risk

Please expand your disclosure to identify and categorize your market risk sensitive instruments as those held for trading purposes or other than trading purposes. Additionally, please conform your quantitative disclosures to one of the three alternative formats: tabular format, sensitivity analysis, or value at risk. Disclosures should include material limitations that cause the information not to fully reflect the market risk exposures as well as summarized market risk information for the preceding year. Refer to Items 11(a)(1), 11(a)(2) and 11(a)(3) of Form 20-F.

The Corporation’s Response to Staff Comment No. 4

Please note that the discussion of interest rate risk and market risk contains all known factors that could affect the Corporation. Under Item 11 on page 74 of Form 20-F/A-1. A table to indicate the nature and extent of the risk and a clarification of the category of assets has been included in the paragraph regarding marketable securities. These disclosures read as follows:

“The Corporation’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. All marketable securities are designated as available-for-sale since the Corporation has received them as option payments and does not intend to hold them for investment purposes. Some of these shares are thinly traded which could result in lower quoted market values.”

	Assets at risk	Percentage of total assets
Interest-rate risk	$ 64,351	1%
Marketable securities	643,168	12%

Staff Comment No. 5

Item 15: Controls and Procedures

You disclose that your "officers have concluded that, as of such date. the: Corporation’s disclosure controls and procedures were effective to ensure that that material information relating to the Corporation was made known to them by others In the Corporation during the period in which the Form 20-F was being prepared." Item 15 of Form 20-F requires you to disclose your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are “... designed to ensure that information required to be disclosed by the Issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”· Your officers' conclusions do not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers' conclusions to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

The Corporation’s Response to Staff Comment No. 5

Please note that a revised disclosure has been included under Item 15(a) on page 75 of Form 20-F/A-1 and reads as follows:

“After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by paragraph (b) of 17 CFR 240.13a-15 or 240.15d-15, the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of fiscal year ended January 31, 2007, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. “

Staff Comment No. 6

Item 15: Controls and Procedures

We also note that your officers' conclusions refer to the period in which the Form 20-F was being prepared. Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 15(a) of Form 20- F.

The Corporation’s Response to Staff Comment No. 6

Please see the Corporation’s response to Staff Comment No. 5 above.  Please also note that the last paragraph under Item 15(a) of Form 20-F has been deleted because the Corporation’s revised disclosure as set forth under Staff Comment No. 5 above and Item 15(a) of Form 20-F/A-1 adequately satisfies Item 15(a).

Staff Comment No. 7

Item 15: Controls and Procedures

You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 15(d) requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also paragraph 4(d) of Exhibit 12 of Form 20-F. Please review your disclosure and revise as appropriate.

The Corporation’s Response to Staff Comment No. 7

Please refer to Item 15(d) on page 98 of Form 20-F which states the disclosure as required by Item 15(d):

“d) Changes in internal control over financial reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.”

Staff Comment No. 8

Item 17: Financial Statements

Consolidated Statements of Operations

Please consider revising your presentation of losses in your statement of operations to format losses as either negative or bracketed "( )" so as to clarify their loss position. ltems to consider for a change in format include operating and non-operating losses, losses before income tax, net losses and losses per share. Similar format changes should be considered for other financial statements, footnotes, schedules and summary financial data that refer to those losses.

The Corporation’s Response to Staff Comment No. 8

Upon further consideration, the Corporation’s Consolidated Statements of Operations have been re-formatted under Item 17 on page 83 of Form 20-F/A-1 in accordance with the Staff’s recommendation in Comment No. 8. Please note that summary information under Item 4 on page 10 of Form 20-F was originally formatted with brackets to indicate net losses and net loss per share. All financial statements, other than the Consolidated Statements of Operations, already show accumulated deficits or net loss in brackets.

Staff Comment No. 9

Note 1: Significant Accounting Policies – Flow-Through Shares

We note your recognition of the future income tax liabilities related to your issuance of flow-through shares as a share issue cost under Canadian GAAP. Please explain why the denounced tax benefits were not reflected as a component of net income in your statement of operations. Refer to issue number two of CICA Emerging Issues Committee Abstract No. 146, "Flow-Through Shares."

The Corporation’s Response to Staff Comment No. 9

Please note that the renounced tax benefits in 2006 were charged to income in the line captioned “Future Income Tax Recovery (Note 7)” on the Corporation’s Consolidated Statements of Operations under Item 17 on page 103 of Form 20-F. Furthermore, since the tax losses are not deemed to be “more likely than not” to be realized, the renounced tax benefits become an income tax recovery rather than a tax liability.

Staff Comment No. 10

Note 12: Differences between Generally Accepted Accounting Principles in Canada and the United States

Please expand your disclosure of differences between US and Canadian GAAP to include the requirements of Item 17 of Form 20F, including the following:

•

a discussion of material variations in accounting principles, practices and methods used in preparing the financial statements between Canadian and U.S. GAAP;

•

a quantified description of balance sheet differences under Canadian GAAP in comparison to U.S. GAAP;

•

a reconciliation of net income from Canadian to U.S. GAAP that quantifies and describes each significant difference, and;

•

disclosure of basic and diluted EPS calculated in accordance with U.S. GAAP, if materially different from Canadian GAAP.

Additionally, if there are any differences between Canadian GAAP and U.S. GAAP amounts that affect the Selected Financial Data, please disclose these differences as required by paragraph 2 of the Instructions to Item 3.A of Form 20-F.

The Corporation’s Response to Staff Comment No. 10

Please note that material variations in accounting principles, practices and methods used in preparing the financial statements between Canadian and U.S. GAAP are disclosed in Note 12 under Item 17 of Form 20-F/A-1. Since the Corporation identified no balance sheet differences or differences in net income between Canadian and U.S. GAAP, it has made no disclosures of such differences in the Form 20-F/A-1, nor has it prepared a reconciliation of net income from Canadian to U.S. GAAP that quantifies and describes each significant difference. Although Note 12 under Item 17 on page 129 of Form 20-F included disclosure of EPS according to U.S. GAAP, the Corporation has reworded Note 12(d) under Item 17 on page 109 of Form 20-F/A-1 to specifically mention that it presents basic and diluted Earnings per Share.

Staff Comment No. 11

Statement of Cash Flows

Please clarify whether your captions for mineral property operation items represent gross cash receipts and gross cash payments as referenced within the context of reporting cash flows under the direct method of Section 1540.21 of the CICA Accounting Handbook If so, please revise your captions to clarify that these line items represent gross cash receipts or payments. If the captions and items do not reflect gross cash flows under the direct method, please present your statement of cash flows using either the direct or indirect method. Refer to Section 1540.20 of the CICA Accounting Handbook.

The Corporation’s Response to Staff Comment No. 11

Please note that the captions for mineral property operation items represent gross cash payments as required by the direct method of presenting statements of cash flows. The “exploration costs” line has been amended under Item 17 on page 85 of Form 20-F/A-1 to show gross cash expenditures and gross joint venture reimbursements, which were originally combined in the Form 20-F for the purpose of clearly disclosing the gross cash payments actually made by the Corporation.

Staff Comment No. 12

Statement of Cash Flows

Please expand your US GAAP reconciliation disclosure to include a quantified description of the material differences between your statement of cash flows and one prepared in accordance with U.S. GAAP, or revise your statement of cash flows to conform to SFAS 95. Refer to Item 17(a)(2)(iii) of Form 20-F.

The Corporation’s Response to Staff Comment No. 12

The Corporation has determined that there are no material differences between its Consolidated Statement of Cash Flows as prepared in accordance with Canadian GAAP and its statement of cash flows as prepared in accordance with U.S. GAAP. (See page 85 under Item 17 of Form 20-F/A-1). Therefore, the Corporation has not provided an expanded US GAAP reconciliation disclosure in its Form 20-F/A-1

Staff Comment No. 13

Mineral Property Interests

We note that your Canadian GAAP accounting policy for mineral property interests indicates that you expense the costs associated with acquiring mineral property interests. Please compare your Canadian GAAP accounting policy with paragraph 9 of EITF 04-2 for US GAAP. If you determine that acquisition costs should have been capitalized under US GAAP, expand your disclosure to identify this as a difference between Canadian and US GAAP.

The Corporation’s Response to Staff Comment No. 13

Paragraph 9 of EITF04-2 for US GAAP requires that mineral property interests should be treated as tangible assets and that acquisition and development costs will only be capitalized once an economically viable resource has been identified on the property. At present, since none of the Corporation’s mineral property interests contains an identified mineral resource, the Corporation has determined that none of the acquisition and development costs should be capitalized. Therefore, the Corporation has not provided an expanded disclosure identifying a difference between Canadian and US GAAP in its Form 20-F/A-1.

Please note that the Staff required the Corporation to adopt the current U.S. GAAP accounting policy for mineral property interests at the time of filing the original Form 20-F in 2001. Canadian GAAP permits mineral property acquisition costs to be capitalized or expensed, regardless of the existence of an economically viable mineral resource. Since the change was specifically adopted to conform with U.S. GAAP treatment of mineral property interests, the Corporation will continue to use US. GAAP to account for mineral property interests.

Staff Comment No. 14

Foreign Currency Translation

If after considering the prior comment you determine that acquisition costs should be capitalized under Canadian GAAP and/or U.S. GAAP, please account for and disclose the affect of foreign currency translation adjustments and your cumulative translation adjustment for foreign currency denominated assets in subsidiaries where the functional currency is not the Canadian Dollar. Refer to paragraphs 12 thru 14 and 30 thru 32 of SFAS 52.

The Corporation’s Response to Staff Comment No. 14

After considering Staff Comment No. 13, the Corporation has determined that acquisition costs should not be capitalized; therefore, foreign currency translation adjustments and cumulative translation adjustments for foreign currency denominated assets do not apply. Consequently, the Corporation has not accounted for and disclosed the effect of such adjustments in its Form 20-F/A-1. Please note that all financial instruments are translated at the prevailing rate on the balance sheet date with gains or losses brought into income as foreign exchange gains or losses.

Staff Comment No. 15

Available-for-Sale Marketable Securities

We note your adoption of fair market valuation for available-for-sale marketable securities pursuant to the accounting recommendation of the CICA. Pursuant to paragraph 12 of SFAS 115, available-for-sale investments should be measured at fair value in the statement of financial position with unrealized gains/losses reported in other comprehensive income until realized. SFAS 115 was effective for fiscal years beginning after December 15, 1993. Please explain why you have not reported this as a reconciling difference between Canadian and US GAAP for all periods prior to your adoption of the CICA accounting recommendation. Refer to Items 17(c)(2)(i), 17(c)(2)(ii) and 17(c)(2)(iii) of Form 20-F.

The Corporation’s Response to Staff Comment No. 15

Please note that prior to the adoption of the CICA accounting recommendation for disclosure of financial instruments, the Corporation did not prepare a statement of comprehensive income as one of its primary financial statements. The difference between the carrying value and fair value of available-for-sale marketable securities was not deemed to be a material variation in prior years; therefore it was not disclosed in the US GAAP reconciliation. We have revised the US GAAP reconciliation in Note 12 under Item 17 on page 110 of Form 20-F/A-1 for the comparative periods as follows:

Consolidated Balance Sheet

	2007	2006

Current assets under Canadian GAAP	$ 5,214,153	$3,005,224
Marketable securities under Canadian GAAP	(643,168)	(88,370)
Marketable securities under U.S. GAAP	643,168	182,468

Current assets under U.S. GAAP	$ 5,214,153	$3,099,322

Total Assets under Canadian GAAP	$5,358,588	3,095,488
Total Assets under U.S. GAAP	$5,358,588	3,189,586

Shareholder’s Equity under Canadian GAAP	$4,444,376	$2,960,546
Changes in fair value of investments (accumulated other comprehensive income not included)	-	94,098

Shareholder’s Equity under U.S. GAAP	$4,444,376	$3,054,644

Comprehensive income (loss)

	2007	2006	2005

Comprehensive loss (under Canadian GAAP)	$(2,295,697)	$(1,823,606)	$(1,495,680)
Changes in fair value of investments	-	94,098	131,535
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(2,295,697)	$(1,729,508)	$(1,364,145)

Staff Comment No. 16

Financial Statement Schedules

Please include financial statement Schedule II: Valuation and Qualifying Accounts in your filing to the extent it is applicable to your income tax asset valuation allowance, and any other material valuation and qualifying accounts. The schedules shall be examined by the independent accountant if the related financial statements are so examined. Refer to Item 17(a) of Form 20-F and Rules 5-04 and 12-09 of Regulation S-X.

The Corporation’s Response to Staff Comment No. 16

Schedule II, as follows, is included as an exhibit on page 134 of Form 20-F/A-1. There are no other material valuation and qualifying accounts.

Classification	Balance at beginning of year	Additions charged to costs and expenses [1]	Deductions[2]	Other[3]	Balance at end of year

Valuation Allowance for Deferred Tax Assets:
Year Ended
2007	(1,819,842)	(683,675)	75,656	97,395	(2,330,466)
2006	(1,556,483)	(346,151)	82,792	-	(1,819,842)

[1]

The 2006 and 2007 increases in the valuation allowance for deferred tax assets are related to the tax effect of current period losses and deductible temporary differences.

[2]

The decrease in valuation allowance for deferred tax assets reflects changes in the enacted tax rate applicable to the Company.

[3]

Other changes reflect the tax effect of fair value of marketable securities included in accumulated other comprehensive income.

Staff Comment No. 17

Item 19 Exhibits – Computation of Earnings per Share

Please include, as an exhibit, the computation of your earnings per share amounts in reasonable detail, including adjustments made to earnings and/or basic and diluted shares outstanding within the computation. Refer to Item 19 and Instructions as to Exhibits (6) of Form 20-F.

The Corporation’s Response to Staff Comment No. 17

Please note that Note 1 to the financial statements (“Significant Accounting Policies”) under Item 17 on page 114 of Form 20-F originally indicated that the computation of loss per share does not include diluted loss per share since inclusion of share equivalents would have been anti-dilutive. Rather than include an exhibit, the Corporation has expanded its computation of loss per share disclosure in Note 12 under Item 17 on page 109 of Form 20-F/A-1 as shown below, and the Consolidated Statement of Operations under Item 17 on page 83 of Form 20-F/A-1 contains earnings per share information below the “Net Loss” line.

Loss per Share

	2007	2006	2005

Weighted average number of shares outstanding under Canadian GAAP	21,414,928	18,656,974	17,231,840
Escrow shares	-	-	29,865
Weighted average number of shares outstanding under U.S. GAAP	21,414,928	18,656,974	17,201,975

Net loss per Statement of Operations	($2,772,497)	($1,823,606)	($1,495,680)

Basic and Diluted Loss Per Share under U.S. GAAP	($0.13)	($0.10)	($0.09)

In connection with responding to the Staff’s comments, the Corporation hereby acknowledges that:

-

the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Corporation will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO